Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, May 11, 2018

FAIRFAX ANNOUNCES EARLY REDEMPTION OF NOTES DUE MAY 15, 2021

(All dollar amounts in this announcement are expressed in U.S. dollars)

Toronto, Ontario (May 11, 2018) — Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that, on June 15, 2018, it is redeeming all of its outstanding 5.80% Senior Notes due May 15, 2021 (the “Notes”) at a redemption price to be calculated on June 12, 2018 in accordance with the terms of the Notes, plus accrued and unpaid interest. There is $500 million principal amount of Notes currently outstanding.

Questions on the redemption may be directed to The Bank of New York Mellon, as follows:

The Bank of New York Mellon

101 Barclay Street

New York, NY  10286
Direct Dial: (212) 815-2719 | Facsimile: (724) 540-6328

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:                                                               John Varnell, Vice President, Corporate Development, at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946